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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

April 3, 2020

VIA SEC EDGAR

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jacqueline Kaufman, Esq.

Re:	Elite Education Group International Ltd.
Draft Registration Statement on Form F-1
Submitted November 15, 2019
CIK 0001781397

Dear Ms. Kaufman:

On behalf of Elite Education Group International Ltd. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 11, 2019 with respect to the registration statement on Form F-1, File No. 0001781397 (the “Original Filing”), filed on November 15, 2019 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Draft Registration Statement on Form F-1 Prospectus Summary

Corporate Structure and Information, page 5

1. We note your diagram at the top of page 6. Please also include a diagram that illustrates your corporate structure upon completion of the offering. In addition, please clarify in the diagram(s) that Mr. Zhang is the sole shareholder of Wonderland Holdings International Ltd., and include the amount of your common stock that he owns in his individual capacity, with a view toward informing investors of his total shareholdings in the company. Finally, here and in the first risk factor on page 17, provide the ownership amounts of Mr. Zhang and Mr. Wu after the offering.

Response: The corporate structure diagram and the risk factor referenced above have been revised to address the comment above. Please refer to page 6 of the Revised Filing for additional disclosures.

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

2. It appears rental expenses are material to your results. In view of this, please tell us your consideration of disclosing "operating lease obligations" pursuant to Item 5.F. of Form 20-F "Tabular disclosures of contractual obligations."

Response: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the rental expense is related to the Company’s Beijing office that it shared with its then related party, Beijing Renda Finance and Education Technology Co., Ltd (“Renda”) (Renda is no longer a related party of QHI/EEI). The lease agreement was signed between the landlord and Renda, and not the Company. The Company reimburses Renda for the rental expenses allocated to it by Renda. In addition, the lease agreement is generally one-year term and renewed every year. Therefore, the Company does not consider rental expenses as operating lease obligations to the Company.

3. We note from your Use of Proceeds that you have allocated $14 million to expanding your current facilities and entering the Canadian, Southeast Asian and UK markets. As appropriate, please provide further disclosure regarding any planned capital expenditures and the status of development of new products or services that have been publicly disclosed. Refer to Items 4.B.1 and 5.B.3 of Form 20-F.

Response: The Original Filing has been revised to address the comment above. Please refer to page 28 of the Revised Filing for additional disclosures.

Specific Factors Affecting Our Results of Operations Partnered Education Institutions, page 32

4. We note you disclose that "[you] partner with Miami University of Ohio . . . to offer [y]our services to Chinese students interested in studying in the US," and that you "rely significantly on [y]our partnership with Miami University for the provision of [y]our English language programs." Please revise your disclosure to clarify the nature of your partnership with the University, and summarize the material terms of any material agreements with the University, including, but not limited to, provisions regarding fees, termination and indemnification. In addition, please tell us what consideration you gave to filing any material contracts you have with the Miami University of Ohio as exhibits to your registration statement. Refer to Item 4(a) of Form F-1 and Item 10(C) of Form 20-F.

Response: The Company included additional disclosures pertaining materials terms of its agreements with Miami University. Such disclosures appear on p. 31 of the Amended Filing. Such agreements are also being filed as Exhibits to the Amended Filing.

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

Critical Accounting Policies, page 41

5. You disclose your revenue recognition is an area that requires significant judgment and estimate. In this regard, please revise to include here a discussion that addresses the material implications of uncertainties associated with the methods, assumptions and estimates underlying your revenue recognition, including those associated with your deferred revenue. Refer to Section V of "Interpretation: Commission’s Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" in Release No. 33-8350. As prepaid expenses associated with your prepayments to student recruitment agents appear to be material to your financial condition, operating cash flows and results, please disclose as appropriate critical accounting estimates associated with their recognition and subsequent amortization to expense.

Response: In response to the Staff’s comment, the Original Filing has been revised. Please refer to “Critical Accounting Policies” section of MD&A of the Amended Filing. Having revisited the critical accounting policies narrative, the Company did not believe revenue recognition required significant management judgment and estimate. The Company’s revenue recognition for language programs is based on semesters taken and the times when each semester starts and finishes are based on factual school semester terms indicated in the contacts. Therefore, there is little judgement and estimate required to determine when revenue is recognized. We have revised our “Critical Accounting Policies” section accordingly.

With regard to the prepaid expenses associated with prepayments to student recruitment agents, the Company does not believe they require significant judgement and estimates either. These prepaid agent fees are generally for three-year term services. These agents helped the Company to promote the Company’s language programs to potential students in a three-year term. These fees are prepayments as the Company will have future economic benefits from services provided by these agents. The subsequent amortization is based on straight-line three-year contract term. These prepaid expenses are similar to ordinary long-term prepaid service costs. There were no significant judgement and estimates with regard to their recognition and subsequent amortization. The Company has added the appropriate critical accounting estimates associated with their recognition and subsequent amortization to expense.

Our Business

Government Regulation, page 48

6. Please revise to update the discussion of the Law for Promoting Private Education, as it appears the current disclosure is as of a date prior to the law's effectiveness on September 1, 2017.

Response: The Original Filing has been revised to address the comment above. Please refer to page 45 of the Revised Filing for additional disclosures.

Signatures, page 84

7. If Mr. Wu is also signing the registration statement in his capacity as principal financial officer and principal accounting officer, please revise his signature block to clarify that this is the case. Refer to Instruction 1 to Signatures in Form F-1.

Response: The signature block has been revised to clarify that Mr. Wu will be signing the registration statement as the Company’s Principal Financial and Accounting Officer.

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission

Costs of services, page F-9

8. Please disclose when tuition fees paid are recognized as cost of service (i.e., as incurred or some other pattern and the basis for the other pattern).

Response: In response to the Staff’s comment, the Original Filing has been revised. Please refer to “Note 2” section of Consolidated Financial Statements of the Amended Filing.

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies Revenue recognition, page F-9

9. Please revise to disclose the basis for your recognition of deferred revenue and how such is recognized as revenue. Include the general payments terms associated with your sources of revenue, the timing of the receipt of those payments, the amount of time over which recognized into revenue and the pattern of recognition (straight line or other method) and the basis for the pattern applied. Also, disclose whether or not your arrangements include customer cancellation, termination or refund provisions and how such are factored into your revenue recognition. Refer to SAB Topic 13.B for guidance.

Response: In response to the Staff’s comment, the Original Filing has been revised. Please refer to “Note 2” section of Consolidated Financial Statements of the Amended Filing.

Note 3. Prepaid Expenses, page F-13

10. Please disclose the basis for the deferral of student recruitment fees paid to agents and how and when such are recognized as expenses. In particular, disclose your treatment of fees you mention are paid for promotion purposes.

Response: In response to the Staff’s comment, the Original Filing has been revised. Please refer to “Note 3” section of Consolidated Financial Statements of the Amended Filing. There were no separate fees paid for promotion purpose. By promotion, the Company meant these prepaid agents service fees are for the agents to promote our program to potential students and eventually help recruit students to the Company. The prepaid expenses are recognized as expenses based on straight-line method based on the 3-year service contact term.

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Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,
/s/ F. Alec Orudjev

Cc:     Zhenyu Wu, CFO